

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-mail</u>
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

> **RE:** **Beazer Homes USA, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 13, 2012**
> **Response dated April 12, 2013**
> **File No. 1-12822**

Dear Mr. Salomon:

We have reviewed your response letter dated April 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Management's Discussion and Analysis</u>

<u>Results of Continuing Operations, page 30</u>

2. We note your response to comment two of our letter dated April 1, 2013. We continue to have difficulty understanding the nature of the discrete tax matter that resulted in a $40

million benefit from income taxes during the year ended September 30, 2012. Please provide us with a comprehensive explanation of the discrete tax matter. Your explanation should include the following:

- The nature of the specific uncertain tax position liability;
- The specific events that occurred in fiscal 2012 which gave you the opportunity to elect a more preferable tax treatment and resulted in a change in tax methodology;
- The new information that impacted your evaluation of the uncertain tax position liability; and
- A description of the tax planning that you referred to in your response to comment two of our letter dated March 8, 2013.

We also continue to believe that you should expand your disclosures to provide additional clarity as to the nature of this discrete tax matter.

Financial Statements

Notes to the Financial Statements

Note 12. Stockholders' Equity, page 66

3. We note your response to comment five of our letter dated April 1, 2013. Your disclosures on page 66 indicate that the prepaid stock purchase grants will convert to common stock based on the applicable settlement factor. For example, the applicable settlement factor for the 2012 prepaid stock purchase grants is between 1.40746 shares per unit and 1.72414 shares per unit. Please tell us if there are any circumstances in which a minimum number of shares of common stock based on the low end of the applicable settlement factor range would not be issued pursuant to the prepaid stock purchase grant agreements.

4. You indicate that you have different classes of common stock and that the prepaid stock purchase grants will be settled in shares of common stock which are not entitled to participate in earnings. In this regard, please address the following:

- Please provide us with a description of each different class of common stock as well as tell us whether any shares are currently outstanding of each class;
- Please explain to us the differences in the rights and privileges of each class; and
- Please provide the disclosures called for by Rule 5-02.29 of Regulation S-X and ASC 505-10-50-3 regarding your different classes of common stock.

5. The Form 8-K filed on July 16, 2012 appears to include the 2012 prepaid stock purchase grant agreements. Please tell us where a description is provided of the class of common stock to be issued pursuant to these agreements.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief